SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 14 December 2005


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland

14 December 2005


RE:    BANK OF IRELAND
       SCHEDULE OF DATES FOR 2005/2006 FINAL
       & 2006/2007 INTERIM DIVIDEND

I detail below for your information the Schedule of Dates for the Final Dividend 2005/2006 and Interim Dividend 2006/2007:-


Results and Final Dividend 2005/                                                  Results and Interim Dividend 2006/
2006                                                                              2007

Wednesday, 31 May 2006 (@ 7.00am)   Results announced to Stock Exchange           Thursday, 16 November 2006 (@ 7.00am)
Thursday, 22 June 2006              Report and Accounts posted to Stockholders    -
Wednesday, 28 June 2006             Stock goes Ex-Dividend on Irish Stock         Wednesday, 6 December 2006
                                    Exchange
Friday, 30 June 2006                Record Date                                   Friday, 8 December 2006
Wednesday, 19 July 2006             Return Date for Proxies                       -
Friday, 21 July 2006                Annual General Court                          -

Friday, 28 July 2006                Dividend payable on or after                  Friday, 5 January 2007



Yours sincerely,


John B. Clifford
Group Secretary"



This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 14 December 2005